UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Hagerty, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

405166109
(CUSIP Number)

Richard R. Grinnan
Senior Vice President, Chief Legal Officer and Secretary
Markel Corporation
4521 Highwoods Parkway
Glen Allen, VA 23060
(804) 747-0136
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 405166109	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
Markel Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
78,540,000 (1), (2)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
78,540,000 (1), (2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
78,540,000 (1), (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.8% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Includes 75,000,000 shares of Class V Common Stock (as defined herein) and an equal number of OpCo Units (as defined herein), which are, together, exchangeable, at the option of the holder, on a one-for-one basis for a share of Class A Common Stock (as defined herein) or, at the option of the Company (as defined herein), an equivalent value in cash.  While, pursuant to Rule 13d-3(d) under the Act, the Reporting Person (as defined herein) may not technically have the “right” to acquire the shares of Class A Common Stock underlying the Class V Common Stock and OpCo Units, such shares have been included in the Reporting Person’s reported beneficial ownership throughout this Schedule 13D out of an abundance of caution.

(2)	Includes 540,000 shares of Class A Common Stock that the Reporting Person has the right to acquire within 60 days upon exercise of Warrants (as defined herein).

(3)
Percentage based on the sum of (i) approximately 82,327,466 shares of Class A Common Stock outstanding upon closing of the Company’s Business Combination (as defined herein), (ii) 540,000 shares of Class A Common Stock issuable upon exercise of Warrants held by the Reporting Person, and (iii) 75,000,000 shares of Class A Common Stock that could be issued upon conversion of Class V Common Stock and OpCo Units held by the Reporting Person, each of (ii) and (iii) of which have been added to the total shares of Class A Common Stock outstanding for purposes of calculating the Reporting Person’s beneficial ownership percentage in accordance with Rule 13d-3(d)(1)(i) under the Act. Notwithstanding the percentage reported herein, based on the aggregate total of Class A Common Stock and Class V Common Stock outstanding, and the voting power assigned to each class, the Reporting Person controls approximately 29% of the voting power of the Company.

CUSIP NO. 405166109	Page 3 of 10 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Class A common stock, par value $0.0001 per share (“Class A Common Stock”) of Hagerty, Inc. (formerly known as Aldel Financial Inc.), a Delaware corporation (the “Company”), whose principal executive office is located at 121 Drivers Edge, Traverse City, Michigan 49684.

Item 2.	Identity and Background.

(a-c, f)  This Schedule 13D is being filed by Markel Corporation, a Virginia corporation (“Markel” or the “Reporting Person”). Markel is a publicly traded, diverse financial holding company whose principal business is to market and underwrite specialty insurance products. Its common shares, no par value, trade on the New York Stock Exchange under the symbol “MKL.” The address and principal office of Markel is 4521 Highwoods Parkway, Glen Allen, Virginia 23060.

The name, business address, present principal occupation or employment and citizenship of each director and each executive officer of Markel are set forth on Annex A hereto and are incorporated by reference herein.

(d-e)  During the past five years, none of Markel or, to the best of its knowledge, any person listed on Annex A attached hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 2, 2021, pursuant to the closing under the Business Combination Agreement, dated as of August 17, 2021 (the “Business Combination Agreement”), among Aldel Financial Inc., Aldel Merger Sub LLC, a Delaware liability company and wholly owned subsidiary of Aldel Financial Inc. (“Merger Sub”), and The Hagerty Group, LLC, a Delaware limited liability company (“Hagerty”): (i) all of the outstanding equity interests of Hagerty were exchanged for shares of Class V common stock, par value $0.0001 per share, of the Company (the “Class V Common Stock”) and limited liability company interests of Hagerty (“OpCo Units”); (ii) Merger Sub merged with and into Hagerty (the “Merger”), whereupon Merger Sub ceased to exist and Hagerty continued as the surviving company (Hagerty following the Merger being the “OpCo”) under the Delaware Limited Liability Company Act (the “LLC Act”); (iii) the existing limited liability company agreement of Hagerty was amended and restated to, among other things, make Aldel Financial Inc. a member of the OpCo; and (iv) Aldel Financial Inc. changed its name to Hagerty, Inc. (the Merger and the other transactions contemplated by the Business Combination Agreement are collectively referred to as the “Business Combination”).

Prior to the Business Combination, Markel was a minority interest holder in Hagerty.  Specifically, on June 20, 2019, Markel purchased 11,765 newly-issued units of limited liability company interests of Hagerty for $100,000,000 and on June 21, 2019, Markel purchased 13,235 units of limited liability company interests of Hagerty directly from Hagerty Holding Corp. (“HHC”) for $112,500,000, resulting in Markel having a 25% ownership interest in Hagerty.  Upon closing of the Business Combination, Markel was issued 75,000,000 shares of Class V Common Stock and an equal number of OpCo Units in exchange for all of its equity interests of Hagerty.

Also in connection with the Business Combination, the Company effected a private placement that was contingent upon the substantially concurrent consummation of the Business Combination and occurred on December 2, 2021, the date of, and immediately prior to, the consummation of the Business Combination (the “PIPE Financing”).  Pursuant to the PIPE Financing, Markel and certain other accredited investors collectively subscribed for 70,385,000 shares of Class A Common Stock and 12,669,300 warrants to purchase Class A Common Stock at a strike price of $11.50 per share (“Warrants”) for an aggregate purchase price equal to $703,850,000.  The Warrants become exercisable starting 30 days after the completion of the Business Combination and expire five years after the completion of the Business Combination, unless earlier redeemed.  Each whole Warrant will be exercisable for one share of Class A Common Stock and may be exercised on a cashless basis at any time prior to expiration.  Once the Warrants become exercisable, the Company may redeem, at a price of $0.01 per Warrant, any whole Warrants outstanding after a 30-day notice period for cash if the closing price of the Class A Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period.  In connection with the PIPE Financing, Markel entered into a Subscription Agreement with the Company on August 17, 2021 (the “Subscription Agreement”), pursuant to which Markel agreed to acquire, and acquired, at closing of the Business Combination, 3,000,000 shares of Class A Common Stock and 540,000 Warrants for an aggregate purchase price of $30,000,000.  The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Subscription Agreement, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

CUSIP NO. 405166109	Page 4 of 10 Pages

The source of funds for the foregoing purchases was the working capital of Markel.

Item 4.	Purpose of Transaction

The responses to Item 3 and Item 6 of this Schedule 13D are incorporated by reference herein.

The Reporting Person acquired the shares of Class A Common Stock and other securities of the Company for investment purposes.  The Reporting Person expects to review from time to time its investment in the Company and, depending on its applicable legal, regulatory and contractual obligations (including as described in Item 6 herein), the Company’s financial position, business prospects and investment strategy, and prevailing market, economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Company as it deems appropriate, including, among other things: (i) purchasing additional shares of Class A Common Stock and other securities of the Company in the open market, in privately negotiated transactions or otherwise; (ii) selling all or a portion of the shares of Class A Common Stock and other securities of the Company now beneficially owned or hereafter acquired by it; (iii) exchanging shares of Class V Common Stock and OpCo Units into shares of Class A Common Stock or, at the option of the Company, cash, or (iv) changing its intention with respect to any and all matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

F. Michael Crowley, an Executive Consultant to, and retired Vice Chairman of, Markel, serves as a director on the Company’s board of directors. Consistent with its investment intent, the Reporting Person may, including through Mr. Crowley, engage in communications with, without limitation, one or more other members of the Company’s board of directors, one or more officers of the Company, one or more shareholders of the Company, or other third parties, regarding the Company, including but not limited to its operations, governance, business, strategy or control, or plans or proposals which relate to or could result any of the matters listed in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Except as set forth above, the Reporting Person currently has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) As of the date of this Schedule 13D, Markel may be deemed to be the beneficial owner of 78,540,000 shares of Class A Common Stock, or approximately 49.8% of the shares of Class A Common Stock outstanding.  Markel’s beneficial ownership is composed of (i) 75,000,000 shares of Class V Common Stock and an equal number of OpCo Units, which are, together, exchangeable, at the option of the holder, on a one-for-one basis for a share of Class A Common Stock or, at the option of the Company, an equivalent value in cash, (ii) 540,000 shares of Class A Common Stock that the Reporting Person has the right to acquire within 60 days upon exercise of Warrants, and (iii) 3,000,000 shares of Class A Common Stock.

Each share of Class V Common Stock has no incidents of economic ownership and has ten (10) votes per share until the earlier of (i) December 2, 2036, and (ii) transfer to a non-qualified transferee, after which it has one (1) vote per share.  While, pursuant to Rule 13d-3(d) under the Act, the Reporting Person may not technically have the “right” to acquire the shares of Class A Common Stock underlying the Class V Common Stock and OpCo Units, such shares have been included in the Reporting Person’s reported beneficial ownership throughout this Schedule 13D out of an abundance of caution.

The beneficial ownership percentage reported herein was calculated based the sum of (i) approximately 82,327,466 shares of Class A Common Stock outstanding upon closing of the Company’s Business Combination, (ii) 540,000 shares of Class A Common Stock issuable upon exercise of Warrants held by the Reporting Person, and (iii) 75,000,000 shares of Class A Common Stock that could be issued upon conversion of Class V Common Stock and an equal number of OpCo Units held by the Reporting Person, each of (ii) and (iii) of which have been added to the total shares of Class A Common Stock outstanding for purposes of calculating the Reporting Person’s beneficial ownership percentage in accordance with Rule 13d-3(d)(1)(i) under the Act.  Notwithstanding the percentage reported herein, based on the aggregate total of Class A and Class V Common Stock outstanding, and the voting power assigned to each class, Markel controls approximately 29% of the voting power of the Company.

CUSIP NO. 405166109	Page 5 of 10 Pages

The board of directors of the Reporting Person may be deemed to collectively exercise voting and investment power over the shares of Class A Common Stock and other securities of the Company held by the Reporting Person.  Under the so-called “rule of three,” no individual member of the board of directors of the Reporting Person may be deemed to have such power over the shares of Class A Common Stock and other securities of the Company reported in this Schedule 13D.

Pursuant to Rule 13d-4 under the Act, Markel expressly disclaims beneficial ownership of any other shares of Class A Common Stock or other securities of the Company, including those held by the other parties to the Investor Rights Agreement and Lock-Up Agreement (each defined and described in Item 6 herein), and nothing herein shall be deemed an admission by Markel as to the beneficial ownership of such shares of Class A Common Stock or other securities.

(c) The response to Item 3 of this Schedule 13D is incorporated by reference herein.  Except as described herein, none of Markel, nor to the best of its knowledge, any person listed on Annex A attached hereto, has acquired or disposed of any shares of Class A Common Stock or other securities of the Company during the past 60 days.

(d) Markel knows of no other person having the right to receive the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and other securities of the Company reported in this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein.

Investor Rights Agreement

In connection with the Business Combination, the Company, HHC, Markel and State Farm Mutual Automobile Insurance Company (“State Farm”) entered into an Investor Rights Agreement, dated as of August 17, 2021 and effective at the closing of the Business Combination (the “Investor Rights Agreement”). Pursuant to the Investor Rights Agreement, among other things:
•
HHC will have the right to nominate (1) two directors for election by the stockholders of the Company for so long as HHC and its permitted transferees hold at least 50% of the common stock of the Company that it owned as of the closing of the Business Combination and (2) one director for election by the stockholders of the Company for so long as HHC and its permitted transferees hold at least 25% of the common stock of the Company that it owned as of the closing of the Business Combination;

•
Markel will have the right to nominate one director for election by the stockholders of the Company for so long as Markel and its permitted transferees hold at least 50% of the common stock of the Company that it owned as of the closing of the Business Combination;

•
State Farm will have the right to nominate one director for election by the stockholders of the Company for so long as State Farm and its permitted transferees hold at least 50% of the common stock of the Company that it owned as of the closing of the Business Combination;

•
HHC, Markel and State Farm will each have preemptive rights to purchase its pro rata share of certain new issuances of equity by the Company, subject to customary exclusions, for so long as each is entitled to nominate a director to be elected to the Company’s board of directors; and

•
HHC, Markel and State Farm each agreed to vote its shares of common stock in the Company in support of the director nominees submitted pursuant to the Investor Rights Agreement and against certain other actions that are contrary to the rights in the Investor Rights Agreement.

CUSIP NO. 405166109	Page 6 of 10 Pages

By virtue of the voting agreement under the Investor Rights Agreement, each of HHC, Markel and State Farm may be deemed to be a member of a “group” for purposes of Section 13(d) of the Exchange Act.  However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Markel is a member of any such group. To the extent required, each of HHC and State Farm is separately responsible for making a Schedule 13D filing reporting the shares of Class A Common Stock and/or other securities of the Company it may be deemed to beneficially own.  Pursuant to Rule 13d-4 under the Act, Markel expressly disclaims beneficial ownership of any shares of Class A Common Stock or other securities of the Company held by HHC and State Farm that are subject to the voting agreement under the Investor Rights Agreement, and nothing herein shall be deemed an admission by Markel as to the beneficial ownership of such shares of Class A Common Stock or other securities.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Investor Rights Agreement, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Amended and Restated Registration Rights Agreement

In connection with the Business Combination Agreement, the Company, Aldel Investors LLC, FG SPAC Partners LP, ThinkEquity, a division of Fordham Financial Management, Inc. (“ThinkEquity”), HHC, Markel, State Farm and certain other parties (the “Holders” as defined therein) each entered into an Amended and Restated Registration Rights Agreement, dated as of August 17, 2021 (the “Amended and Restated Registration Rights Agreement”), pursuant to which, effective as of the consummation of the Business Combination, the Company has agreed to file a shelf registration statement registering the resale of the Company’s equity held by the Holders, and granted to the Holders certain registration rights, including customary piggyback registration rights and demand registration rights, which are subject to customary terms and conditions, including with respect to cooperation and reduction of underwritten shelf takedown provisions, subject to certain lock-up restrictions referenced therein, including those documented in the Lock-Up Agreement (as defined below).

The foregoing description of the Amended and Restated Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Registration Rights Agreement, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Lock-Up Agreement

In connection with the closing of the Business Combination, Markel and HHC entered into a Lock-Up Agreement, dated as of December 2, 2021, with the Company (the “Lock-Up Agreement”), pursuant to which each of Markel and HHC agreed, subject to certain customary exceptions, not to:

•
offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, any shares of Class A Common Stock or securities convertible into or exercisable or exchangeable for Class A Common Stock held by it immediately after the consummation of the Business Combination, or enter into a transaction that would have the same effect, subject to certain exceptions set forth in the Lock-Up Agreement;

•
enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any of such shares, whether any of these transactions are to be settled by delivery of such shares, in cash or otherwise; or

•
publicly announce the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any “Short Sales” (as defined in the Lock-Up Agreement) with respect to any security of the Company;

until the date that is the earlier of (a) 180 days after the closing of the Business Combination, subject to certain customary exceptions, and (b) the date on which the closing price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the consummation of the Business Combination. Notwithstanding the foregoing, if after the consummation of the Business Combination, there is a “Change of Control” (as defined in the Lock-Up Agreement) of the Company, then all of the shares shall be released from the restrictions set forth therein.

Pursuant to Rule 13d-4 under the Act, Markel expressly disclaims beneficial ownership of any shares of Class A Common Stock or other securities of the Company held by HHC or other parties that are subject to the restrictions on disposition under the Lock-Up Agreement, and nothing herein shall be deemed an admission by Markel as to the beneficial ownership of such shares of Class A Common Stock or other securities.

CUSIP NO. 405166109	Page 7 of 10 Pages

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreement, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Exchange Agreement

In connection with the Business Combination, Markel, HHC, OpCo and the Company entered into an Exchange Agreement, dated as of December 2, 2021 (the “Exchange Agreement”), pursuant to which, among other things, each of Markel and HHC will have the right from time to time, on the terms and conditions contained in the Exchange Agreement, to exchange its OpCo Units and shares of Class V Common Stock, together, for shares of Class A Common Stock or, at the option of the Company, an equivalent value in cash.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the Exchange Agreement, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Tax Receivable Agreement

In connection with the Business Combination, the Company entered into a Tax Receivable Agreement, dated as of December 2, 2021, with OpCo, HHC and Markel related to the tax treatment of OpCo (the “Tax Receivable Agreement”).  Specifically, OpCo intends to have in effect an election under Section 754 of the Code for each taxable year in which sales and exchanges of OpCo Units in connection with or following the Business Combination (“TRA Exchanges”) occur, which is expected to result in adjustments to the tax basis of the assets of OpCo as a result of such TRA Exchanges.  Among other things, the Tax Receivable Agreement generally provides for the payment by the Company to HHC and Markel of 85% of the cash tax benefits, if any, that the Company realizes (or in certain cases is deemed to realize), calculated using certain simplifying assumptions described in the Tax Receivable Agreement.  Payments under the Tax Receivable Agreement are not conditioned on HHC’s or Markel’s continued ownership of the Company.  HHC and Markel will not reimburse the Company for any payments previously made if such tax basis or other tax benefits are subsequently disallowed, except that any excess payments made to a party under the Tax Receivable Agreement will be netted against future payments otherwise to be made under the Tax Receivable Agreement, if any, after the determination of such excess.  To the extent that the Company is unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid.

The foregoing description of the Tax Receivable Agreement does not purport to be complete and is qualified in its entirety by reference to the Tax Receivable Agreement, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1      Form of Subscription Agreement, dated as of August 17, 2021, by and between the Company and certain institutional and accredited investors party thereto (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on August 18, 2021)

Exhibit 99.2         Amended and Restated Registration Rights Agreement, dated as of August 17, 2021, among the Company, Aldel Investors LLC, FG SPAC Partners LP, ThinkEquity, HHC, State Farm, Markel and certain other parties (incorporated by reference to Exhibit 10.3 of the Company’s Form 8-K filed with the SEC on August 18, 2021)

Exhibit 99.3        Tax Receivable Agreement, dated as of December 2, 2021, by and between the Company, OpCo, HHC and Markel (incorporated by reference to Exhibit 10.4 of the Company’s Form 8-K filed with the SEC on December 8, 2021)

Exhibit 99.4        Lock-Up Agreement, dated as of December 2, 2021, by and between the Company, HHC and Markel (incorporated by reference to Exhibit 10.5 of the Company’s Form 8-K filed with the SEC on December 8, 2021)

Exhibit 99.5       Investors Rights Agreement, dated as of August 17, 2021, among HHC, State Farm, Markel and the Company (incorporated by reference to Exhibit 10.8 of the Company’s Form 8-K filed with the SEC on August 18, 2021)

Exhibit 99.6       Exchange Agreement, dated as of December 2, 2021, by and among the Company, OpCo, Markel and HHC (incorporated by reference to Exhibit 10.8 of the Company’s Form 8-K filed with the SEC on December 8, 2021)

CUSIP NO. 405166109	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 10, 2021

MARKEL CORPORATION

By:	/s/ Richard R. Grinnan
Name:	Richard R. Grinnan
Title:	Senior Vice President, Chief Legal Officer and Secretary

CUSIP NO. 405166109	Page 9 of 10 Pages

Annex A

DIRECTORS AND EXECUTIVE OFFICERS OF MARKEL CORPORATION

The following table sets forth the name, present principal occupation or employment and citizenship of each director and executive officer of Markel Corporation as of December 2, 2021. The business address of each person listed below is c/o Markel Corporation 4521 Highwoods Parkway, Glen Allen, Virginia 23060-6148, unless otherwise indicated.

DIRECTORS OF MARKEL CORPORATION

Name	Present Occupation	Citizenship

Steven A. Markel	Chairman of the Board, Markel Corporation	United States

Mark M. Besca	Retired	United States

K. Bruce Connell	Retired	United States and Bermuda

Thomas S. Gayner	Co-Chief Executive Officer, Markel Corporation	United States

Greta J. Harris	President and Chief Executive Officer, Better Housing Coalition, 23 West Broad Street, Suite 100, Richmond, Virginia 23220	United States

Morgan E. Housel	Partner, The Collaborative Fund, 400 Park Ave. 21st Floor New York, New York 10022	United States

Diane Leopold	Executive Vice President and Chief Operating Officer, Dominion Energy, 120 Tredegar Street, Richmond, Virginia 23219	United States

Lemuel E. Lewis	Retired	United States

Anthony F. Markel	Retired Vice Chairman, President and Chief Operating Officer, Markel Corporation	United States

Harold L. Morrison, Jr.	Retired	United States

Michael O’Reilly	Retired	United States

A. Lynne Puckett	Senior Vice President and General Counsel, Celanese Corporation, 222 W. Las Colinas Blvd., Suite 900N, Irving, Texas 75039	United States

Richard R. Whitt, III	Co-Chief Executive Officer, Markel Corporation	United States

CUSIP NO. 405166109	Page 10 of 10 Pages

EXECUTIVE OFFICERS OF MARKEL CORPORATION

Name	Present Occupation	Citizenship

Thomas S. Gayner	Co-Chief Executive Officer, Markel Corporation	United States

Richard R. Whitt, III	Co-Chief Executive Officer, Markel Corporation	United States

Robert C. Cox	President and Chief Operating Officer, Insurance Operations, Markel Corporation	United States

Michael R. Heaton	President, Markel Ventures	United States

Bradley J. Kiscaden	President and Chief Administrative Officer, Insurance Operations, Markel Corporation	United States

Richard R. Grinnan	Senior Vice President, Chief Legal Officer and Secretary, Markel Corporation	United States

Jeremy A. Noble	Senior Vice President and Chief Financial Officer, Markel Corporation	United States

Linda V. Schreiner	Senior Vice President, Strategic Management, Markel Corporation	United States

Susan L. Davies	Chief Human Resources Officer, Markel Insurance, Markel Corporation	United States and United Kingdom